Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 4, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12119
FT Diversified Target Income Portfolio, Series 9
(the “Trust”)
CIK No. 2052880 File No. 333-285316

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.Please confirm that the Trust itself is diversified. While the term “Diversified” is generally not subject to the Names Rule, the Staff does ask that funds using the term meet the diversification requirements of Section 5(b)(1) of the Investment Company Act of 1940. The Staff expects that the Trust probably complies with such requirements, but the disclosure raises a bit of doubt.

Response:The Trust respectfully submits that unit investment trusts are not subject to the diversification requirements set forth under Section 5(b)(1) of the Investment Company Act of 1940 (the “1940 Act”). Section 5(b)(1) is applicable only to “management companies.” Section 4 of the 1940 Act defines a management company as an “investment company other than a face-amount certificate company or a unit investment trust.” The Trust notes that it is organized as, and falls under the 1940 Act definition of, a “unit investment trust” and is therefore not a management company. Accordingly, the diversification requirements under Section 5(b)(1) are not applicable to the Trust. Please note that the Trust holds several ETFs that invest in various equity securities. The term “diversified” is meant only to describe that the Trust has exposure to a diversified portfolio of securities through its investments in the underlying ETFs.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon